Mail Stop 3561

August 4, 2006

Vassilios Koutsobinas
Chief Executive Officer
ICT Technologies, Inc.
181 Westchester Avenue
Port Chester, NY 10573

> **RE: ICT Technologies, Inc.**
> **Change in Independent Public Accountants**
> **File No. 0-29805**

Dear Mr. Koutsobinas:

We have the following comments with respect to a change in your independent accountants. If you disagree with our comment we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. We have received a letter from Friedman LLP stating that they have resigned as your independent registered public accounting firm effective July 19, 2006. This event requires you to file a Form 8-K under Item 4.01 within four business days from the date of the event. Our records do not indicate that you have done so. Please file the required report including all of the disclosures required by Item 304 of Regulation S-B. We may have additional comment after we review your filing. Please note that you should also file a new Form 8-K when you have engaged new auditors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please file your Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and file your response to these comments as an EDGAR correspondence file.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief